Studsvik®

Datum – Date
July 1, 2003
Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference


03024374

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

Enclosure:
Press Release July 1, 2003: Studsvik Divests Shares in Associated Company

Postadress - *Postal address*

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
[illegible] 265 141 232

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.

Studsvik Divests Shares in Associated Company

Studsvik's wholly-owned subsidiary, Stensand Specialserviceföretaget AB is selling its stake in MSI, Marieholm Industrierengöring AB to Skanska Miab. MSI will thereby become a wholly-owned subsidiary of Skanska Miab. In connection with the transfer of ownership, Skanska Miab will take over two service contracts from Stensand. In 2002, the Studsvik Group reported SEK 9 million in net sales from these operations.

MSI, which was founded at the beginning of 2000 by Stensand and Skanska Miab, provides repair and maintenance services to the automotive industry in Sweden, with Stensand and Skanska Miab as sub-contractors. In 2003, MSI also established business in Belgium.

"MSI has developed favorably. However, the strong business development in Belgium means that its operations are now outside the scope of our strategic business. Therefore, it is natural for us to divest our stake in MSI in order to concentrate fully on our operations in Sweden where specialist services to the automotive industry continue to be vital," says Jan Bjerler, President, Stensand.

For further information, contact:
Jan Bjerler, President, Stensand, tel: +46 340 66 12 80, cellphone: +46 709 67 70 80,
Sten-Olof Andersson, Vice-President, Business Development, Studsvik, tel: +46 155 22 15 20, cellphone: +46 709 67 71 20,
Jan Bergman, President, Skanska Miab, tel: +46 31 336 87 05, cellphone: +46 708 67 27 54
Bertil Johansson, Head of Division, Skanska Services, tel: +46 31 771 11 69, cellphone: +46 70 299 45 00 .

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.